Exhibit 99.1

POZEN ANNOUNCES RETIREMENT OF FOUNDER, CHAIRMAN AND CEO
DR. JOHN R. PLACHETKA;
ADRIAN ADAMS NAMED AS CEO

CHAPEL HILL, N.C.—(BUSINESS WIRE)—June 1, 2015—POZEN Inc. (NASDAQ: “POZN”), a pharmaceutical company committed to developing medicine that transforms lives, today announced that John R. Plachetka, Pharm.D., its founder, Chairman, Chief Executive Officer and President is retiring, effective immediately.  Dr. Plachetka has also resigned from the Board of Directors of POZEN and has withdrawn as a nominee for election as a director at the 2015 Annual Meeting of Stockholders.

Arthur Kirsch, who has served as an independent director since 2004, has been appointed to serve as Chairman of POZEN’s Board of Directors.

Mr. Kirsch stated “John’s contributions as founder, inventor, and chief scientist of POZEN will be hard to replace.  He has been the driving force in POZEN’s development for nearly 20 years and we respect his decision to retire.  All of the management team and the Board of Directors thank him for his long service as our Chairman, President and Chief Executive Officer.”

The Board of Directors has appointed Adrian Adams to replace Dr. Plachetka as POZEN’s Chief Executive Officer and has also appointed Mr. Adams to serve on the Board of Directors, effective immediately.

“I want to express my gratitude to all the POZEN employees with whom I’ve worked, who brought two outstanding drugs to market, Treximet® and VIMOVO®, and who moved YOSPRALA™ into a position where it should be ready for commercialization next year,” stated Dr. Plachetka.  “Now, it is time to move POZEN to the next level and I am very pleased that Adrian and his team have agreed to assume this responsibility.  All of the shareholders of POZEN should be very happy that a man of his talent and accomplishments has the confidence in POZEN and YOSPRALA to assume this responsibility.  I wish him and POZEN all the best.”

Mr. Adams is a highly qualified pharmaceutical executive with over 30 years of experience in the industry and a reputation for growing organizations by excellence in commercialization and by executing on business development opportunities that deliver compelling growth and value for shareholders.   He most recently served as Chief Executive Officer and President of Auxilium Pharmaceuticals Inc., a specialty pharmaceutical company, until its acquisition by Endo International plc in January 2015.  Prior to joining Auxilium, Mr. Adams served as Chairman and Chief Executive Officer of Neurologix, Inc., a company focused on development of multiple innovative gene therapies for disorders of the brain and central nervous system.  Prior to that  Mr. Adams served as President and Chief Executive Officer of Inspire Pharmaceuticals, Inc., where he oversaw the commercialization and development of prescription pharmaceutical products and led the company through a strategic acquisition by global pharmaceutical leader Merck & Co., Inc.  Prior to Inspire, Mr. Adams served as President and Chief Executive Officer of Sepracor Inc. until its acquisition by Dainippon Sumitomo Pharma Co.   Prior to joining Sepracor, Mr. Adams was President and Chief Executive Officer of Kos Pharmaceuticals, Inc. until its acquisition by Abbott Laboratories. Mr. Adams has also held general management and senior international and national marketing positions at SmithKline Beecham, Novartis and ICI (now part of AstraZeneca).

“This is a key appointment at an important time for Pozen and we are certain Adrian’s leadership qualities combined with his operational expertise and ability to drive strategic corporate development initiative makes him the right person to position the company for its next stage of growth,” Mr. Kirsch stated.  “He has successfully led four public companies in the face of the rapidly changing healthcare environment and brings extensive global experience launching and commercializing innovative pharmaceutical products.  This experience will be critical in helping POZEN in assessing our strategic options at this time and leading YOSPRALA through the final anticipated stages of approval and into commercial launch.”

POZEN also announced that the Board of Directors has appointed Andrew Koven as President and Chief Business Officer, reporting to Mr. Adams.  Mr. Koven most recently served as Chief Administrative Officer and General Counsel of Auxilium Pharmaceuticals Inc.  Prior to joining Auxilium, Mr. Koven served as President and Chief Administrative Officer of Neurologix, Executive Vice President and Chief Administrative and Legal Officer at Inspire Pharmaceuticals, Inc., Executive Vice President, General Counsel and Corporate Secretary of Sepracor  and Executive Vice President, General Counsel and Corporate Secretary of Kos Pharmaceuticals and General Counsel and Secretary at Lavipharm Corporation.  Mr. Koven’s industry experience also includes positions in the legal departments at Warner Lambert Company and as a corporate securities associate at Cahill Gordon and Reindell.

 “Andrew and I are pleased to join the leadership team at POZEN,” said Mr. Adams.  We look forward to working with the Board and management team to drive the approval and commercialization of Yosprala and, working with our partners to maximize the value of Treximet and Vimovo.  Building on Pozen’s strong foundation, we will focus on finding other product and corporate development opportunities to broaden our overall portfolio and position Pozen to achieve its full potential with the aim of driving additional shareholder value.”

As an inducement to their employment, the Company has approved the granting of equity awards in the form of restricted stock units (“RSUs’) equal to 5.4% of the equity of the Company to Mr. Adams and RSUs equal to 4.1% of the equity of the Company to Mr. Koven, subject to applicable NASDAQ listing and SEC registration requirements.  The awards are being made pursuant to the NASDAQ inducement grant exception as a component of these new executives’ employment compensation.  The inducement grants were approved by the Company’s Compensation Committee as part of the approval of the executives’ employment agreements and is being made as an inducement material to each executive’s acceptance of employment with the Company in accordance with NASDAQ Listing Rule 5635(c)(4).  The RSUs will vest on an annual basis ratably over four years, subject to continued service with the Company through the applicable vesting dates and a portion of the RSUs granted to Mr. Adams and Mr. Koven will be subject to forfeiture under certain circumstances.

About POZEN

POZEN Inc. is a small pharmaceutical company that specializes in developing novel therapeutics for unmet medical needs and licensing those products to other pharmaceutical companies for commercialization. By utilizing a unique in-source model and focusing on integrated therapies, POZEN has successfully developed and obtained FDA approval of two self-invented products. Funded by these milestones/royalty streams, POZEN has created a portfolio of cost-effective, evidence-based integrated aspirin therapies designed to enable the full power of aspirin by reducing its GI damage.

The Company's common stock is traded under the symbol “POZN” on The NASDAQ Global Market. For more detailed company information, including copies of this and other press releases, please visit www.pozen.com.

About YOSPRALA

POZEN has created a portfolio of investigational integrated aspirin therapies - the PA product platform. The products in the PA portfolio are being developed with the goal of significantly reducing GI ulcers and other GI complications compared to taking enteric-coated or plain aspirin alone.

The first candidates are YOSPRALA 81/40, containing 81 mg of aspirin, and YOSPRALA 325/40, containing 325 mg of aspirin. Both products are a coordinated-delivery tablet combining immediate-release omeprazole (40 mg), a proton pump inhibitor, layered around a pH-sensitive coating of an aspirin core. This novel, patented product is intended for oral administration once a day and an indication is being sought for use for the secondary prevention of cardiovascular disease in patients at risk for aspirin-induced gastric ulcers.

About VIMOVO

VIMOVO® (naproxen / esomeprazole magnesium) is a fixed-dose combination of delayed-release enteric-coated naproxen, a non-steroidal anti-inflammatory drug (NSAID), and immediate-release esomeprazole magnesium, a stomach acid-reducing proton pump inhibitor (PPI), approved for the relief of signs and symptoms of osteoarthritis, rheumatoid arthritis and ankylosing spondylitis and to decrease the risk of developing gastric ulcers in patients at risk of developing NSAID-associated gastric ulcers. VIMOVO is not recommended for use in children younger than 18 years of age. VIMOVO is not recommended for initial treatment of acute pain because the absorption of naproxen is delayed compared to absorption from other naproxen-containing products. Controlled studies do not extend beyond six months. VIMOVO should be used at the lowest dose and for the shortest amount of time as directed by your health care provider.

For Full Prescribing Information see www.VIMOVO.com.

About Treximet

Treximet® (sumatriptan / naproxen sodium) was approved by the U.S. Food and Drug Administration (FDA) in April 2008 for the acute treatment of migraine attacks, with or without aura, in adults. The product is formulated with POZEN’s patented technology of combining a triptan with a non-steroidal anti-inflammatory drug (NSAID) and GlaxoSmithKline’s (GSK) RT Technology™. This migraine medication contains sumatriptan, a 5-HT1 receptor agonist that mediates vasoconstriction of the human basilar artery and vasculature of human dura mater, which correlates with the relief of migraine headache. It also contains naproxen, an NSAID that inhibits the synthesis of inflammatory mediators. Therefore, sumatriptan and naproxen contribute to the relief of migraine through pharmacologically different mechanisms of action. As a result of this dual mechanism of action, Treximet has been shown to provide superior sustained pain relief compared to placebo and to both of the single mechanism of action components.

For Full Prescribing Information see www.treximet.com.

Forward-Looking Statements

Statements included in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results, our ability to return value to our stockholders, including any cash distributions, and our future prospects could differ materially from those contained in the forward-looking statements, which are based on current market data and research (including third party and POZEN sponsored market studies and reports), management’s current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our inability to further license our YOSPRALA product candidates on terms and timing acceptable to us, our failure to successfully commercialize our product candidates, including Yosprala; costs and delays in the development and/or FDA approval of our product candidates, including Yosprala, as a result of the need to conduct additional studies or due to issues with third-party manufacturers, or the failure to obtain such approval of our product candidates for all expected indications, including as a result of changes in regulatory standards or the regulatory environment during the development period of any of our product candidates; uncertainties in clinical trial results or the timing of such trials, resulting in, among other things, an extension in the period over which we recognize deferred revenue or our failure to achieve milestones that would have provided us with revenue; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products, including our dependence on AstraZeneca and Horizon for the sales and marketing of VIMOVO®, our dependence on Patheon and our active ingredient suppliers for the manufacture of YOSPRALA 81/40 and YOSPRALA 325/40; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events, including those discussed herein and in our Quarterly Report on Form 10-Q for the period ended March 31, 2015. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

POZEN Inc.

Bill Hodges, 919-913-1030
Chief Financial Officer
or
Stephanie Bonestell, 919-913-1030
Manager, Investor Relations & Public Relations